Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

This summary highlights selected information about the capital stock of WEC Energy Group, Inc. (“WEC Energy Group,”“we” or “our”) and may not contain all of the information that is important to you. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”).
General
The authorized capital stock of WEC Energy Group, Inc. consists of 325,000,000 shares of common stock, $.01 par value per share (the “Common Stock”) and 15,000,000 shares of preferred stock, $.01 par value per share (the “Preferred Stock”).

Preferred Stock

Under the Articles of Incorporation, the WEC Energy Group Board of Directors (the “Board”) is authorized to divide the Preferred Stock into series, to issue shares of any series and, within the limitations set forth in the Articles of Incorporation or prescribed by law, to fix and determine the relative rights and preferences of the shares of any series so established, including the dividend rate, redemption price and terms, amount payable upon liquidation, and any sinking fund provisions, conversion privileges and voting rights.

Common Stock

The holders of Common Stock are entitled to receive such dividends as the Board may from time to time declare, subject to any rights of holders of Preferred Stock, if any is issued. Each holder of Common Stock is entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders, subject to any class or series voting rights of holders of any Preferred Stock. The holders of Common Stock are not entitled to cumulate votes for the election of directors. In the event of any liquidation, dissolution or winding-up of WEC Energy Group, the holders of Common Stock, subject to any rights of the holders of any Preferred Stock, will be entitled to receive the remainder, if any, of the assets of WEC Energy Group after the discharge of its liabilities. Holders of Common Stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. The Common Stock does not have any redemption provisions or conversion rights.

WEC Energy Group’s ability to pay dividends primarily depends on the availability of funds received from our utility subsidiaries and our non-utility subsidiaries. Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. All of our utility subsidiaries, with the exception of Upper Michigan Energy Resources Corporation and Michigan Gas Utilities Corporation, are prohibited from loaning funds to us, either directly or indirectly.

All of the outstanding shares of our common stock are fully paid and non-assessable.

Certain Anti-Takeover Provisions in our Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws contain provisions which may have the effect of discouraging persons from acquiring large blocks of WEC Energy Group stock or delaying or preventing a change in control of WEC Energy Group. The material provisions which may have such an effect are:

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an anti-greenmail provision prohibiting the purchase of shares of Common Stock at a market premium from any person whom the Board believes to be a beneficial owner of more than 5% of the outstanding shares of Common Stock unless such holder owned the shares for at least two years, the purchase was approved by a majority of the combined voting power of the shareholders, or the purchase is pursuant to a tender offer to all holders of Common Stock on the same terms;

•	a provision permitting removal of a director without cause only by at least an 80% shareholder vote;

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authorization for the Board, subject to any required regulatory approval, to issue Preferred Stock in series and to fix rights and preferences of the series, including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters;

•	advance notice procedures with respect to shareholder nominations of directors or shareholder proposals at a meeting of shareholders; and

•	provisions permitting amendment of some of these and related provisions only by at least an 80% shareholder vote at a meeting.

Anti-Takeover Effects of Wisconsin Law

Wisconsin law, under which we are incorporated, contains certain provisions that may have antitakeover effects, The description set forth below is intended as a summary only. For complete information you should review the applicable provisions of the Wisconsin Business Corporation Law and Section 196.795 of the Wisconsin Statutes, Wisconsin's public utility holding company law (“Wisconsin Public Utility Holding Company Law”).

Control Share Acquisitions. Wisconsin law provides that, unless a corporation's articles of incorporation provide otherwise, or otherwise specified by the board of directors, the voting power of shares of a "resident domestic corporation" such as WEC Energy Group held by any person (including two or more persons acting as a group) in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from a resident domestic corporation, or in certain specified transactions, or incident to a transaction in which shareholders have approved restoration of the full voting power of the otherwise restricted shares. WEC Energy Group has opted out of this statutory provision in its Articles of Incorporation.

Anti-Greenmail Provisions. Wisconsin law restricts the ability of certain publicly held corporations, such as WEC Energy Group, to repurchase voting shares at above market value from certain large shareholders, absent approval from the shareholders as a whole, unless an identical or better offer to purchase is made to all owners of voting shares and securities which may be converted into voting shares. These provisions apply during a takeover offer to purchases of more than 5% of the corporation's shares from a person or group that holds more than 3% of the corporation's voting shares and has held the shares for less than two years.

Wisconsin law also provides that shareholder approval is required for the corporation during a takeover offer to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

The Articles of Incorporation require an 80% shareholder vote for any amendment to the Articles of Incorporation that would have the effect of opting out of the provisions described above.

Fair Price Provisions. Wisconsin law provides that in addition to any approval otherwise required, certain mergers, share exchanges or sales, leases, exchanges or other dispositions involving a resident domestic corporation, such as WEC Energy Group, and any significant shareholder are subject to a super-majority vote of shareholders unless certain fair price standards have been met. For this purpose a significant shareholder is defined as either a 10% shareholder or an affiliate of the resident domestic corporation who was a 10% shareholder at any time within the preceding two years. The super-majority vote that is required by the statute consists of:

•	approval of 80% of the total voting power of the corporation, and

•	approval of at least 66 2/3% of the voting power not beneficially owned by the significant shareholder or its affiliates or associates.

However, a supermajority vote is not required if the following "fair price" standards are satisfied:

•	the consideration is in cash or in the form of consideration used to acquire the greatest number of shares, and

•	the amount of the consideration equals the greater of:

(a)	the highest price paid by the significant shareholder within the prior two-year period;

(b)	in the case of a tender offer, the market value of the shares on the date the significant shareholder commences the tender offer; or

(c)	the highest liquidation or dissolution distribution to which the shareholders would be entitled.

The Articles of Incorporation require an 80% shareholder vote for any amendment to the Articles of Incorporation that would have the effect of opting out of the fair price provisions.

Business Combination Provisions. Wisconsin law restricts resident domestic corporations, such as WEC Energy Group, from engaging in specified business combinations involving an "interested stockholder" or an affiliate or associate of an interested stockholder. For this purpose an "interested stockholder" is a shareholder who beneficially owns at least 10% of the voting power of the outstanding stock of the resident domestic corporation, or is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding stock within the preceding three years. The specified business combinations include:

•	a merger or statutory share exchange;

•
a sale or other disposition of assets having a market value equal to at least 5% of the market value of the assets or outstanding stock of the corporation or representing at least 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock;

•	the adoption of a plan or proposal for liquidation or dissolution;

•
receipt by the interested stockholder or the interested stockholder's affiliates or associates of a disproportionate direct or indirect benefit of a loan or other financial benefit provided by or through the resident domestic corporation or its subsidiaries; or

•
certain other transactions that have the direct or indirect effect of materially increasing the proportionate share of voting stock beneficially owned by the interested stockholder or the interested stockholder's affiliates or associates.

For a period of three years following the date that the interested stockholder becomes an interested stockholder, the resident domestic corporation is prohibited from engaging in any of the specified transactions with an interested stockholder unless the specified transaction or the purchase of stock by the interested stockholder is approved by the board of directors of the resident domestic corporation before the share acquisition date. Following the three year period, a specified transaction is permitted only if:

•	the acquisition of shares by the interested stockholder was approved by the board of directors of the resident domestic corporation before the share acquisition date;

•	the specified transaction is approved by a majority of the voting stock of the resident domestic corporation that is not owned by the interested stockholder; or

•	the consideration to be received by the corporation's shareholders satisfies the "fair price" provisions of the statute as to form and amount.

Wisconsin Public Utility Holding Company Provisions. The Wisconsin Public Utility Holding Company Law provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a public utility holding company, with the unconditional power to vote those securities, unless the PSCW has determined that the acquisition is in the best interests of utility consumers, investors and the public. Persons acquiring 10% or more of the voting securities of WEC Energy Group are subject to the provisions of the statute.

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